Exhibit 99

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2B 6R4

For Immediate Release

FORDING GAINS COURT APPROVAL FOR SHAREHOLDERS’ MEETING

CALGARY – November 20, 2002 – Fording Inc. (TSX/NYSE: FDG) announced today that it has received approval from the Court of Queen’s Bench of Alberta to proceed with its planned special meeting of shareholders to vote on the conversion of the Company into an income trust.

The court approved Fording’s proposed meeting date of December 20, 2002 and established November 19, 2002 as the record date for that meeting. The approval was required since the conversion will be made through a Plan of Arrangement under the Canada Business Corporations Act.

Under the Plan of Arrangement, shareholders would receive one trust unit and $3 cash for each share of Fording they own. They would remain the owners of the company and increase their access to the Company’s strong and reliable cash flow for the long term.

“Fording’s Board of Directors is committed to maximizing value for our shareholders,” said Chairman Richard Haskayne. “We have initiated a process that will ensure that all alternatives can be considered. The Board continues to believe that converting the company into an income trust will unlock the value in the Company. However, if a superior alternative emerges, shareholders can be assured that the Board will consider it. In the meantime, we recommend that shareholders keep their choices open by not tendering their shares to the bid by Sherritt Coal Acquisition Inc.”

The Company expects to file and begin mailing of its Notice of Meeting and Information Circular by November 25.

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in Fording’s public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, contact:

Investors	Media

Mark Gow, CA	John Lute
Director, Investor Relations	Lute & Company
Fording Inc.	(403) 260 9876
(403) 260 9834	or (416) 929 5883 ex 222